OMB APPROVAL
OMB Number:
Expires:February 28, 2009
Estimated average burden
hours per response 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)(1)

American International Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

026874-107

(CUSIP Number)

Howard I. Smith
Vice Chairman-Finance and Secretary
Telephone: (212) 230-5050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) This Schedule 13D constitutes Amendment No. 8 to the Schedule 13D on behalf of C. V. Starr & Co., Inc. Trust, dated March 20, 2007, Amendment No. 10 to the Schedule 13D on behalf of Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, dated May 26, 2006, Amendment No. 12 to the Schedule 13D on behalf of Universal Foundation, Inc., dated February 21, 2006, Amendment No. 12 to the Schedule 13D on behalf of The Maurice R. and Corinne P. Greenberg Family Foundation, Inc., dated February 21, 2006, Amendment No. 14 to the Schedule 13D on behalf of Maurice R. Greenberg, dated November 23, 2005, Amendment No. 14 to the Schedule 13D on behalf of Edward E. Matthews, dated November 23, 2005, Amendment No. 16 to the Schedule 13D of Starr International Company, Inc., dated October 2, 1978, and Amendment No. 16 to the Schedule 13D for C. V. Starr & Co., Inc., dated October 2, 1978.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. Greenberg
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,487,500
	8	Shared Voting Power 55,694,446
	9	Sole Dispositive Power 2,487,500
	10	Shared Dispositive Power 55,694,446
11		Aggregate Amount Beneficially Owned by Each Reporting Person 58,181,946
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 2.16%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edwards E. Matthews
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 281,875
	8	Shared Voting Power 8,580,850
	9	Sole Dispositive Power 281,875
	10	Shared Dispositive Power 8,580,850
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,862,725
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.33%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starr International Company, Inc.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 207,917,035
	8	Shared Voting Power 0
	9	Sole Dispositive Power 207,917,035
	10	Shared Dispositive Power 2,112,119
11		Aggregate Amount Beneficially Owned by Each Reporting Person 210,029,154
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 7.81%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,429,714
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,429,714
11		Aggregate Amount Beneficially Owned by Each Reporting Person 21,429,714
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.80%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Universal Foundation, Inc.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,112,119
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,112,119
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,112,119
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.08%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Maurice R. and Corinne P. Greenberg Family Foundation, Inc.
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 989,308
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 989,308
11		Aggregate Amount Beneficially Owned by Each Reporting Person 989,308
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.04%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 25,269,689
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 25,269,689
11		Aggregate Amount Beneficially Owned by Each Reporting Person 25,269,689
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.94%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 026874-107
1		Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. V. Starr & Co., Inc. Trust
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,580,850
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,580,850
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,580,850
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 0.32%
14		Type of Reporting Person (See Instructions) OO

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and supplemented to add the following information for updating as of the date hereof:
The trading dates, number of shares of Common Stock purchased or sold and the average price per share for all transactions by the Reporting Persons in the Common Stock within the last 60 days, which were all through brokers’ transactions, are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased/(Sold)	Average Price per Share
Maurice R. Greenberg	09/25/08	(5,000,000)	$3.7689
Starr International Company, Inc.	09/25/08	(35,000,000)	$3.0600

Starr International had also made distributions of 14,621 shares of Common Stock on July 15, 2008 and 20,000 shares of Common Stock on September 23, 2008, in each case pursuant to the Starr International Company, Inc.  Deferred Compensation Profit Participation Plan.

As of the date of the filing of this statement, after giving effect to these sales and distributions, the Reporting Persons may be deemed to beneficially own in the aggregate 268,492,975 shares of Common Stock, representing approximately 9.99% of the Issuer’s outstanding Common Stock (based on 2,688,833,724 shares of Common Stock reported by the Issuer as outstanding as of July 31, 2007, in the Issuer’s Form 10-Q filed on August 6, 2008).

Mr. Greenberg has the sole power to vote and direct the disposition of 2,487,500 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Greenberg as an officer and director of the Issuer that are exercisable within 60 days of the date hereof.  Mr. Greenberg has the shared power to vote and direct the disposition of 55,694,446 shares of Common Stock, 7,889,788 shares of which are held as tenant in common with Mr. Greenberg’s wife, 115,947 shares of which are held in family trusts of which Mr. Greenberg is a trustee, 12,848,864 shares of which are held by CV Starr, 8,580,850 shares of which are held by the CV Starr Trust, for which CV Starr is a beneficiary and Mr. Greenberg is a trustee, 989,308 shares of which are held by the Greenberg Foundation, of which Mr. Greenberg, his wife and family members are directors, and 25,269,689 shares of which are held by the Greenberg Joint Tenancy Company, of which the Greenberg Joint Tenancy Corporation is the managing member.  Mr. Greenberg owns 24.08% of the common stock of CV Starr directly.  Based on Mr. Greenberg’s voting power in CV Starr, his position as a trustee of the CV Starr Trust, his position as director and Chairman of the Board of the Greenberg Foundation, his position as director and Chairman of the Board of the Greenberg Joint Tenancy Corporation, the managing member of the Greenberg Joint Tenancy Company, and the other facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Greenberg may be deemed to beneficially own the shares of Common Stock held by CV Starr, the CV Starr Trust, the Greenberg Foundation and the Greenberg Joint Tenancy Company.  Mr. Greenberg disclaims beneficial ownership of the shares of Common Stock held by CV Starr, the CV Starr Trust, the Greenberg Foundation, the family trusts described above and the shares of Common Stock transferred to the MRG/CPG Volaris Trust as described in Item 6.

Mr. Matthews has the sole power to vote and direct the disposition of 281,875 shares of Common Stock, which may be acquired pursuant to incentive stock options previously granted by the Issuer to Mr. Matthews as an officer and director of the Issuer that are exercisable within 60 days of the date hereof.  Mr. Matthews has the shared power to vote and direct the disposition of 8,580,850 shares of Common Stock, all of which are held by the CV Starr Trust, for which CV Starr is a beneficiary and Mr. Matthews is a trustee.  Based on the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D, Mr. Matthews may be deemed to beneficially own the shares of Common Stock held by the CV Starr Trust.  Mr. Matthews disclaims beneficial ownership of the shares of Common Stock held by the CV Starr Trust and the shares of Common Stock transferred to the EEM Volaris Trust as described in Item 6.

Starr International has the sole power to vote and direct the disposition of 207,917,035 shares of Common Stock, of which 15,700,000 shares are held by Starr International Investments, Ltd., a wholly owned subsidiary of  Starr International, and 192,217,035 shares are held directly by Starr International, and the shared power to direct the disposition of 2,112,119 shares of Common Stock held by Universal Foundation.

CV Starr has the shared power to vote and direct the disposition of 21,429,714 shares of Common Stock held by CV Starr (8,580,850 shares of which are held by the CV Starr Trust, of which CV Starr is a beneficiary).  CV Starr disclaims beneficial ownership of the shares of Common Stock transferred to the CV Starr Volaris Trust as described in Item 6.

Universal Foundation has the sole power to vote 2,112,119 shares of Common Stock held directly by Universal Foundation.  Pursuant to an Investment Management Agreement, Starr International Advisors, Inc. (“Starr International Advisors”), a Delaware corporation and wholly owned subsidiary of Starr International, has the power to direct the disposition of the 2,112,119 shares of Common Stock held by Universal Foundation.  Mr. Matthews is the President and Director of Starr International Advisors and Mr. Greenberg is a Director of Starr International Advisors.

The Greenberg Foundation has the shared power to vote and direct the disposition of 989,308 shares of Common Stock held directly by the Greenberg Foundation.

The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of 25,269,689 shares of Common Stock held directly by the Greenberg Joint Tenancy Company.

CV Starr Trust has the shared power to vote and direct the disposition of 8,580,850 shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1
Joint Filing Agreement, dated September 25, 2008, by and among Mr. Greenberg, Mr. Matthews, Starr International, CV Starr, Universal Foundation, Greenberg Foundation, Greenberg Joint Tenancy Company, and CV Starr Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  September 25, 2008

MAURICE R. GREENBERG

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact

EDWARD E. MATTHEWS

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact

STARR INTERNATIONAL COMPANY, INC.

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact

C. V. STARR & CO., INC.

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact

UNIVERSAL FOUNDATION, INC.

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact

THE MAURICE R. AND CORINNE P. GREENBERG FAMILY FOUNDATION, INC.

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact

MAURICE R. AND CORINNE P. GREENBERG JOINT TENANCY COMPANY, LLC

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact

C. V. STARR & CO., INC. TRUST

By:	/s/Howard I. Smith, Attorney-in-Fact
Name: Howard I. Smith
Title: Attorney-in-Fact

By:	/s/George Y. Liu, Attorney-in-Fact
Name: George Y. Liu
Title: Attorney-in-Fact